UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              (Amendment No. _5_)*


                         Peerless Industrial Group, Inc.
       -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   705501-10-4
                      ----------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages

CUSIP No. 705501-10-4                13G                     Page 2 of 5 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Capital Management, Inc.
           IRS ID No.: 41-1501962


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           730 East Lake Street, Wayzata, MN  55391-1769

                5    SOLE VOTING POWER
 NUMBER OF                0

  SHARES        6     SHARED VOTING POWER
                          0
BENEFICIALLY

  OWNED BY      7     SOLE DISPOSITIVE POWER
                          0
   EACH

 REPORTING

  PERSON        8     SHARED DISPOSITIVE POWER
                          0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0%

12    TYPE OF REPORTING PERSON*

                     IA


                               Page 2 of 5 pages

CUSIP No. 705501-10-4                13G                     Page 3 of 5 Pages


ITEM 1.
      (a)       Name of Issuer
                Peerless Industrial Group, Inc.

      (b)       Address of Issuer's Principal Executive Offices
                2430 Metropolitan Ctr., 333 S 7th Street
                Minneapolis, MN  55402

ITEM 2.
      (a)       Name of Person Filing

                Perkins Capital Management, Inc.

      (b)       Address of Principal Business Office or, if none, Residence

                730 East Lake Street
                Wayzata, MN  55391-1769

      (c)       Citizenship

                Minnesota Corporation

      (d)       Title of Class of Securities

                Common

      (e)       CUSIP Number

                705501-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /__/ Investment Company registered under section 8 of the Investment Company Act

      (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent Holding Company, in accordance with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)

      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)




                                Page 3 of 5 pages

CUSIP No. 705501-10-4                13G                     Page 4 of 5 Pages



ITEM 4. OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)       Amount Beneficially Owned
                    0

      (b)       Percent of Class
                    0%

      (c)   Number of shares as to which such person has:
           (i)   Sole power to vote or to direct the vote
                    0
           (ii)  Shared power to vote or to direct the vote
                    0
           (iii) Sole power to dispose or to direct the disposition of
                    0
           (iv)  Shared power to dispose or to direct the disposition of
                    0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.



                                Page 4 of 5 pages

CUSIP No. 705501-10-4                13G                     Page 5 of 5 Pages



ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           June 9, 1997
                                -------------------------------------------
                                              Date

                                /s/     Bradley A. Erickson
                                -------------------------------------------
                                             Signature


                                 Bradley A. Erickson,       Vice President
                                --------------------------------------------
                                             Name/Title